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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                          POINTE FINANCIAL CORPORATION
                ------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                ------------------------------------------------
                         (Title of Class of Securities)

                                    73084P100
                                 --------------
                                 (CUSIP Number)

                                October 14, 2004
                             ----------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 73084P100                                                       Page 2


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Morris Massry


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


3        SEC USE ONLY


4        CITIZESHIP OR PLACE OF ORGANIZATION

         United States


         NUMBER OF         5       SOLE VOTING POWER          59,262
         SHARES
         BENEFICIALLY      6       SHARED VOTING POWER        None
         OWNED BY
         EACH              7       SOLE DISPOSITIVE POWER     59,262
         REPORTING
         PERSON WITH       8       SHARED DISPOSITIVE POWER   None


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,262


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.61% based on August 13, 2004 listing in June 30, 2004 Form 10Q of the Issuer

12       TYPE OF REPORTING PERSON

         IN


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                                                                          Page 3


Item 4 of the filing on Schedule 13G is amended to reflect the number, the percentage ownership of the subject securities held by the reporting person and the status of certain events. In accord with SEC regulation, Item 4, is hereby amended and restated in its entirety to read as follows:

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

    (a)  Amount beneficially owned: 59,262

    (b) Percent of class: 2.61% based on August 13, 2004 listing in June 30, 2004 Form 10Q of the Issuer.

    (c)  Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote: 59,262

         (ii)   Shared power to vote or to direct the vote: none

         (iii)  Sole power to dispose or to direct the disposition of: 59,262

         (iv)   Shared power to dispose or to direct the disposition of: none

    (d) Barbara T. Wortley has previously given notice that she exercised the option to purchase 164,810 shares of Class A Common Shares of Pointe Financial Corporation ("Shares") owned by Morris Massry, pursuant to a certain Option Agreement dated January 20, 2004 (the "Option Agreement"). On October 12, 2004, Barbara Wortley paid Morris Massry the balance due under the Option Agreement, and Morris Massry transferred ownership of the Shares to Barbara T. Wortley.


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  October 14, 2004
                                  --------------------------------
                                  Date

                                  /s/ Morris Massry
                                  ---------------------------------------

                                  Filed by:
                                  Paul J. Goldman, Esq.
                                  Segel, Goldman, Mazzotta & Siegel, P.C.
                                  9 Washington Square
                                  Albany, New York 12205